Exhibit 99.1

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	March 1, 2016

Tasman Provides Update on Corporate Strategy

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM) (Frankfurt: T61); (OTCQB: TASIF).  Further to the news release of February 23, 2016, announcing the cancellation of the Norra Karr Mining Lease (“ML”), Tasman is disappointed with the decision by the Supreme Administrative Court of Sweden (“SAC”) to cancel the ML, however, this cancellation does not affect Tasman’s 100% ownership of the Norra Karr heavy rare earth element (REE) project.

The ML did not provide any rights for mining, drilling or ground disturbance of any type, and a full Environmental Impact Statement was always required to gain an Environmental/Operating Permit.  Under the Swedish Mining Act, an ML provides a degree of security, but no right to mine.  The Norra Karr project is now held 100% by Tasman on an Exploration License (“EL”) granted on August 31, 2009.  On August 31, 2015, Tasman applied for a two-year extension of this EL.  The renewal of the EL is subject to appeals to the Administrative Court in Falun.  If appeals are rejected, the EL will be valid until August 31 2017 when further renewals are permissible. Under the Swedish Mining Act, EL’s can be extended for 11 years and up to 15 years under special circumstances.

The significance of Norra Karr to Europe has been identified by various independent studies.  In 2015, a European Commission report, entitled “Strengthening The European Rare Earths Supply-Chain” was completed by The European Rare Earths Competency Network (ERECON, http://ec.europa.eu/growth/sectors/raw-materials/specific-interest/erecon/index_en.htm).  Opportunities for REE production in Europe were compiled by the ERECON team, which identified two advanced stage projects.  Tasman’s Norra Karr heavy REE project in Sweden is the only one on the European mainland, with a capacity to sustainably supply Europe’s needs for decades.

With the data collected by Tasman during the 2015 Norra Karr Pre-Feasibility Study, the Company believes it can satisfy the conditions required in order to apply for and receive a Mining Lease.  The Company awaits new guidance on Mining Leases to be issued by the Mines Inspectorate, to make a decision on appropriate timing to submit a Mining Lease Application.

Tasman had initiated a review of its current strategy with the current low pricing for rare earth elements (REE) being the key factor for this strategic review.  Tasman shall significantly curtail expenditure on the Norra Karr project while project and development pathways are reviewed. As part of this strategic review, Tasman has decided that it will not renew the Exploration Licences for the Olserum REE project.  These claims will fall due over the coming 12 months, and will lapse progressively. In addition, Tasman is reviewing various corporate and project opportunities to add value to the current project portfolio.

Tasman will be in attendance at the 2016 Prospectors and Developers Association of Canada (“PDAC”) at the Metro Toronto Convention Centre, March 6-9, 2016, at booth 2939.

On behalf of the Board,	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
"Mark Saxon"	Company Contact: Mariana Bermudez +1 (604) 699 0202
Mark Saxon, President & CEO	Email: info@tasmanmetals.com

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Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM OTCQB : TASIF www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN

events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, changes in corporate goals, unexpected expenditures, our ability to identify and close suitable acquisitions,  unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM OTCQB : TASIF www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN